FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2004

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. Notice of Special and Annual General Meeting, Filed September 29, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

October 4, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:

   Secretary

    (Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

October 4, 2004

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  * Fax: (604)331-8773

September 29, 2004

To:

All Applicable Securities Commissions

“VIA SEDAR”

And

To:

TSX Venture Exchange

Dear Sirs:

Re:

Special and Annual General Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting dates for the Company’s Special  and Annual General Meeting of Shareholders as follows:

1.	Meeting Type	:	Special and Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	550367 10 6
5.	Record Date for Notice	:	October 29, 2004
6.	Record Date for Voting	:	October 29, 2004
7.	Beneficial Ownership Determination Date	:	October 29, 2004
8.	Meeting Date	:	December 8, 2004
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Non-Routine

If you require any further information, please contact the undersigned.

Yours sincerely,

LUND GOLD LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

Mita Garcia, Computershare Trust Company of Canada (Fax #604-661-9401)

David Harris, Davidson & Company, Chartered Accountants (Fax #604-687-6172)

U.S. Regulatory Authorities (with Form 6K)

Accounting Dept.